Exhibit 99.1

Mandatory notification of trade

On October 24, 2016, Geveran Trading Co. Ltd. (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, entered into a commercial two year marine sector consultancy agreement with Framar AS (Framar), a company owned by Ole-Eirik Lerøy, Chairman of the Board of Directors of Marine Harvest ASA (Marine Harvest). In connection with the consultancy agreement, Geveran and Framar have entered into a separate dividend adjusted option agreement whereby Geveran has granted Framar an option to acquire 1,000,000 shares in Marine Harvest. The premium paid by Framar for the option is NOK 1,000,000.The option may be exercised by Framar once, and only for the full number of shares, between April 24, 2017 and October 24, 2018. The strike price is set at NOK 163.94 per share, reflecting the last closing price of the Marine Harvest share on the date of the agreement plus a 5 % annual interest component till maturity. In case of early exercise, the interest component of the strike price will reduced correspondingly.

Geveran currently owns 79,551,603 shares in Marine Harvest, representing 17.67% of the share capital and voting rights in the company. If the option is exercised, Geveran's holding of shares in Marine Harvest will be reduced to 78,551,603 shares, representing 17.45% of the share capital and voting rights in the company. Ole-Eirik Lerøy, through his affiliate Framar, currently owns 2,100,000 shares in Marine Harvest, corresponding to 0.47% of the share capital and voting rights in the company. If the option is exercised by Framar, Ole-Eirik Lerøy and his affiliate will own 3,100,000 shares in Marine Harvest, corresponding to 0.69% of the share capital and voting rights in the company.